Exhibit 21.1

Subsidiaries of BlackRock, Inc.

The following table lists the direct and indirect subsidiaries of BlackRock, Inc. as of December 31, 2003:

Name	Jurisdiction of Incorporation or Organization
BlackRock Advisors, Inc.	Delaware
BlackRock Financial Management, Inc.	New York
BlackRock Institutional Management Corporation	Delaware
BlackRock Funding, Inc.	Delaware
BlackRock Investments, Inc.	Delaware
Advanced Investment Management, Inc.	West Virginia
BlackRock Overseas Investment Corp.	EDGE Act Corporation (U.S.)
Risk Monitors, Inc.	Pennsylvania
Investment Technology, LLC	Delaware
BlackRock (Japan), Inc.	Delaware
BlackRock Capital Management, Inc.	Delaware
BlackRock Asia Limited	Hong Kong
BlackRock International, Ltd.	Scotland (U.K.)
BlackRock Japan Holdings, Inc.	Delaware
Nomura BlackRock Asset Management Co., Ltd.	Japan
BlackRock Japan Co., Ltd.	Japan
BlackRock Portfolio Holdings, Inc.	Delaware
BlackRock HPB Management LLC	Delaware
BlackRock Portfolio Investments, LLC	Delaware